SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)1

(Amendment No. 2)

Cross Country Healthcare, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

22748P105
(CUSIP Number)

Kenneth F. Clifford
Metalmark Capital LLC
1177 Avenue of the Americas, 40th Floor
New York, NY 10036
Tel: (212) 823-1900
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 14, 2005
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22748P105	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) METALMARK CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER –0– See Item 6
	8	SHARED VOTING POWER -0- See Item 6
	9	SOLE DISPOSITIVE POWER -0- See Item 6
	10	SHARED DISPOSITIVE POWER -0- See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% – See Item 5
14	TYPE OF REPORTING PERSON* OO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 22748P105	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY DEAN WITTER CAPITAL PARTNERS IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- See Item 6
	8	SHARED VOTING POWER -0- See Item 6
	9	SOLE DISPOSITIVE POWER -0- See Item 6
	10	SHARED DISPOSITIVE POWER -0- See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% – See Item 5
14	TYPE OF REPORTING PERSON* PN

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 22748P105	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MSDW IV 892 INVESTORS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- See Item 6
	8	SHARED VOTING POWER -0- See Item 6
	9	SOLE DISPOSITIVE POWER -0- See Item 6
	10	SHARED DISPOSITIVE POWER -0- See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% – See Item 5
14	TYPE OF REPORTING PERSON* PN

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

AMENDMENT NO. 2 TO SCHEDULE 13D

      This Amendment No. 2 amends the Report on Schedule 13D, originally filed on August 3, 2004 and Amendment No. 1 thereto filed on February 14, 2005 (collectively, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definition in this Amendment No. 2 have the respective meanings ascribed to them in the Schedule 13D.

      Item 1. Security and Issuer.

      Item 2. Identity and Background.

      Item 3. Source and Amount of Funds or Other Consideration.

      Item 4. Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby replaced in its entirety with the following:

     On April 14, 2005, MSDWCP IV, L.P., MSDW IV 892, Morgan Stanley Dean Witter Capital Investors IV, L.P., Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Partners Entrepreneur Fund, L.P. and Morgan Stanley Venture Investors III, L.P. (collectively, the “Selling Shareholders”) and the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc. (the “Underwriter”) pursuant to which, on April 14, 2005, the Selling Shareholders sold 4,172,868 shares of Common Stock (the “Shares”) to the Underwriter at a net price per share of approximately $16.60 (the “Sale”). The net price per share represents the gross price per share of $16.95 less an underwriting discount of approximately $0.35 per share. The Shares were offered to the public pursuant to a prospectus supplement dated April 14, 2005 to a prospectus dated November 15, 2004 and made part of the Registration Statement on Form S-3 filed with the Securities and Exchange Commission by the Company on November 3, 2004 (File No. 333-120189). Of the 4,172,868 shares sold by the Selling Stockholders, 3,835,805 shares were beneficially owned by Metalmark, 3,464,045 shares were beneficially owned by MSDWCP IV, L.P. and 371,760 shares were beneficially owned by MSDW IV 892. Immediately following the Sale, the Reporting Persons owned no shares of Common Stock.

      Item 5. Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby replaced in its entirety with the following:

      (a) As a result of the Sale, MSDWCP IV, L.P. and MSDW IV 892, L.P. ceased to own any shares of Common Stock. Accordingly, none of the Reporting Persons may be deemed to be the beneficial owner of any shares of Common Stock. See Item 4 above.

      The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

      (b) Not applicable. See Item 5(a) above.

      (c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

      (d) Not applicable. See Item 5(a) above.

      (e) The Reporting Persons ceased to be the owners of more than five percent of the outstanding shares of Common Stock on April 14, 2005. See Item 4 above.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      As described in Item 4 above, on April 14, 2005, the Company, the Selling Shareholders and the Underwriter entered into the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities under the Securities Act of 1933, as amended (“Securities Act”), and the Underwriter has agreed to indemnify the Company and the Selling Shareholders against certain liabilities under the Securities Act. This summary of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

      Item 7. Material to be Filed as Exhibits.

Exhibit 3:	Underwriting Agreement dated as of April 14, 2005 among Cross Country Healthcare, Inc., the Selling Shareholders named on Schedule A thereto and Citigroup Global Markets Inc., incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2005.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 15, 2004

METALMARK CAPITAL LLC

By:	/s/ Kenneth F. Clifford

	Name:	Kenneth F. Clifford
	Title:	Chief Financial Officer

MORGAN STANLEY DEAN WITTER CAPITAL PARTNERS IV, L.P.

By:	MSDW Capital Partners IV, LLC, as
General Partner

By:	Metalmark Subadvisor LLC, as attorney-in-fact

By:	/s/ Kenneth F. Clifford

	Name:	Kenneth F. Clifford
	Title:	Chief Financial Officer

MSDW IV 892 INVESTORS, L.P.

By:	MSDW Capital Partners IV, LLC, as General Partner

By:	Metalmark Subadvisor LLC, as attorney-in-fact

By:	/s/ Kenneth F. Clifford

	Name:	Kenneth F. Clifford
	Title:	Chief Financial Officer

SCHEDULE A

OFFICERS AND MANAGING MEMBER OF

METALMARK CAPITAL LLC

     The names of the members and the names and titles of the officers of Metalmark Capital LLC (“Metalmark”) are set forth below. The business address of each of the persons listed below is 1177 Avenue of the Americas, 40th Floor, New York, NY 10036. Unless otherwise indicated, each title set forth opposite an individual’s name refers to his title at Metalmark and each individual is a United States citizen.

Name, Business Address	Title

Howard I. Hoffen	Managing Member
Chairman, Chief Executive Officer and Managing Director

Michael C. Hoffman	Managing Director

Jeffrey M. Siegal	Managing Director

John J. Moon	Managing Director

Leigh J. Abramson	Managing Director

Eric T. Fry	Managing Director

Kenneth F. Clifford	Chief Financial Officer and Managing Director